# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Veracyte, Inc., CIK 0001384101
CUSIP: 92337F107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6000 SHORELINE COURT, SUITE 300, SOUTH SAN FRANCISCO, California (CA), 94080
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001193125-24-030897
Filed by CIK 0001466153

## Reporting persons
- Artisan Partners Limited Partnership: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); shared voting power 5,402,362; shared dispositive power 6,599,264; aggregate amount beneficially owned 6,599,264 (8.5% of the class)
- Artisan Investments GP LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); shared voting power 5,402,362; shared dispositive power 6,599,264; aggregate amount beneficially owned 6,599,264 (8.5% of the class)
- Artisan Partners Holdings LP: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); shared voting power 5,402,362; shared dispositive power 6,599,264; aggregate amount beneficially owned 6,599,264 (8.5% of the class)
- Artisan Partners Asset Management Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); shared voting power 5,402,362; shared dispositive power 6,599,264; aggregate amount beneficially owned 6,599,264 (8.5% of the class)

## Item 1. Issuer
Name of issuer: Veracyte, Inc.
Address of issuer's principal executive offices: 6000 Shoreline Court, Suite 300, South San Francisco, California 94080

## Item 2. Person Filing
Name of person filing:
Artisan Partners Limited Partnership ("APLP")
Artisan Investments GP LLC ("Artisan Investments")
Artisan Partners Holdings LP ("Artisan Holdings")
Artisan Partners Asset Management Inc. ("APAM")
Address of principal business office or, if none, residence:
APLP, Artisan Investments, Artisan Holdings, and APAM are all located at:
875 East Wisconsin Avenue, Suite 800
Milwaukee, WI 53202
Citizenship:
APLP is a Delaware limited partnership
Artisan Investments is a Delaware limited liability company
Artisan Holdings is a Delaware limited partnership
APAM is a Delaware corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC), investment adviser (IA)
Type of institution (non-U.S. institution) or other detail:
(e) APLP is an investment adviser registered under section 203 of the Investment Advisers Act of 1940.
(g) Artisan Holdings is the sole limited partner of APLP and the sole member of Artisan Investments; Artisan Investments is the general partner of APLP; APAM is the general partner of Artisan Holdings.

## Item 4. Ownership
Amount beneficially owned: 6,599,264
Percent of class: 8.5% (based on 77,499,629 shares outstanding as of 11/1/2024)
Shared power to vote or to direct the vote: 5,402,362
Shared power to dispose or to direct the disposition: 6,599,264

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The shares reported herein have been acquired on behalf of discretionary clients of APLP. Persons other than APLP are entitled to receive all dividends from, and proceeds from the sale of, those shares. None of those persons, to the knowledge of APLP, Artisan Holdings, APAM, or Artisan Investments has an economic interest in more than 5% of the class.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 Joint Filing Agreement dated 2/12/2025 by and among Artisan Partners Limited Partnership, Artisan Investments GP LLC, Artisan Partners Holdings LP, and Artisan Partners Asset Management Inc.

## Signatures
- Artisan Partners Limited Partnership: /s/ Gregory K. Ramirez, Executive Vice President of Artisan Partners Asset Management Inc. Vice President of Artisan Investments GP LLC (02/12/2025)
- Artisan Investments GP LLC: /s/ Gregory K. Ramirez, Executive Vice President of Artisan Partners Asset Management Inc. Vice President of Artisan Investments GP LLC (02/12/2025)
- Artisan Partners Holdings LP: /s/ Gregory K. Ramirez, Executive Vice President of Artisan Partners Asset Management Inc. Vice President of Artisan Investments GP LLC (02/12/2025)
- Artisan Partners Asset Management Inc.: /s/ Gregory K. Ramirez, Executive Vice President of Artisan Partners Asset Management Inc. Vice President of Artisan Investments GP LLC (02/12/2025)